Via Facsimile and U.S. Mail
Mail Stop 6010

March 20, 2007

Mr. Karl B. Wagner
Chief Financial Officer
Pediatrix Medical Group, Inc.
1301 Concord Terrace
Sunrise, Florida 33323

> **Re: Item 4.02 Form 8-K**
> **Filed March 1, 2007**
> **File No. 001-12111**

Dear Mr. Wagner:

We have reviewed your March 9, 2007 response to our March 6, 2007 letter and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or revisions are unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Item 4.02 Form 8-K

1. We note your response to comment one. We continue to believe that this information is beneficial to an investor and should be included in your Item 4.02 Form 8-K. Please revise your disclosure to clarify which prior periods you plan on restating and which financial reports you will be amending.

Please amend your filing within 5 business days. You may wish to provide us with marked copies of the amendment to expedite our review. Please understand that we may have additional comments after reviewing your amendment.

If you have any questions, please do not hesitate to call me at (202) 551-3648.

Sincerely,

Dana M. Hartz
Staff Accountant